Silver Standard Resources Inc.
 (a development stage company)
 Consolidated Balance Sheets

(expressed in thousands of Canadian dollars - unaudited)

	September 30	December 31
	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	108,737	229,616
Silver bullion (note 3)	15,787	15,787
Marketable securities (note 4)	30,469	5,817
Accounts receivable	2,999	3,746
Prepaid expenses and deposits	722	630
	158,714	255,596

Restricted cash	1,824	2,104
Other investments (note 5)	53,102	-
Valued added tax recoverable	6,013	1,327
Mineral property costs and property, plant, and equipment (note 6)	282,338	211,986
	501,991	471,013
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	11,670	3,074
Accrued liabilities	4,047	1,215
Current portion of asset retirement obligations	663	1,073
Foreign exchange derivatives (note 4)	1,929	-
	18,309	5,362

Asset retirement obligations	2,524	2,336
Future income tax liability (note 6)	23,534	26,745
	44,367	34,443

Non-controlling interest (note 6)	608	-
	44,975	34,443
Shareholder's Equity

Share capital (note 7)	453,322	442,265
Valued assigned to stock options	29,303	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 4)	20,320	-
Deficit	(46,578)	(27,142)

	457,016	436,570

	501,991	471,013

    Approved on behalf of the Board of Directors:

“John R. Brodie”                                                                                          “David L. Johnston”
John R. Brodie, FCA                                                                                        David L. Johnston
Director                                                                                               Director

                                       The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit
For the nine months ended September 30, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$	$	$	$

Exploration and mineral property costs
Property examination and exploration	3	40	61	207
Reclamation and accretion	121	96	286	1,769

	(124)	(136)	(347)	(1,976)
Expenses
Salaries and employee benefits	596	291	1,651	1,179
Salaries and employee benefits - stock based
compensation (note 7)	4,021	1,082	8,937	2,165
Depreciation	100	24	228	62
Professional fees	143	254	454	552
General and administration - other	988	638	3,722	2,076
General and administration - stock-based
compensation (note 7)	510	230	1,810	648
Foreign exchange loss	1,998	8	2,383	206

	(8,356)	(2,527)	(19,185)	(6,888)
Other income (expenses)
Investment income	1,212	2,138	5,763	3,741
Gain on sale of marketable securities	-	-	-	371
Unrealized loss on financial instruments
held-for-trading (note 4)	(1,860)	-	(2,176)	-
Write-up (down) of investments	-	3,090	-	(12,708)
Write-down of other investments (note 5)	(4,000)	-	(4,000)	-
Gain on sale of joint venture interest	-	-	-	35,390
Gain on sale of mineral property	230	150	510	173
Loss on disposal of property, plant, and equipment	(1)	(20)	(1)	(20)

	(4,419)	5,358	96	26,947

Earnings (loss) for the period	(12,899)	2,695	(19,436)	18,083

Other comprehensive income
Unrealized loss on marketable securities (note 4)	(2,680)		(9,480)

Total comprehensive loss	(15,579)		(28,916)

Deficit - Beginning of period	(33,679)	(28,136)	(27,142)	(43,524)

Deficit - End of period	(46,578)	(25,441)	(46,578)	(25,441)

Weighted average shares outstanding (thousands)
Basic	62,518	61,465	62,061	57,662
Diluted	62,518	62,485	62,061	58,491

Earnings (loss) per common share				-
Basic and diluted earnings (loss) per share	(0.21)	0.04	(0.31)	0.31

      The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
	$	$	$	$

Operating activities
Loss for the period	(12,899)	2,695	(19,436)	18,083
Items not affecting cash
Depreciation	100	24	228	62
Stock-based compensation	4,531	1,312	10,747	2,748
Asset retirement obligations	54	65	161	1,704
Gain on sale of mineral property	(230)	(150)	(510)	(173)
Gain on sale of marketable securities	-	-	-	(371)
Gain on sale of joint venture interest	-	-	-	(35,390)
Loss on disposal of property, plant, and equipment	1	20	1	20
Unrealized loss on marketable securities held-for-
trading	1,860	-	2,176	-
Write-down (up) of investments	4,000	(3,090)	4,000	12,708
Foreign exchange loss (gain)	1,094	(13)	1,498	97
Donation of shares	325	-	639	230
Decrease (increase) in non-cash working capital
items (note 8)	(2,767)	285	(5,334)	(938)

Cash generated by (used in) operating activities	(3,931)	1,148	(5,830)	(1,220)

Financing activities
Shares and warrants issued for cash	1,008	1,589	7,324	214,130
Share issue costs	-	(6)	-	(11,582)

Cash generated by financing activities	1,008	1,583	7,324	202,548

Investing activities
Mineral property costs	(14,099)	(9,150)	(29,679)	(30,246)
Property, plant and equipment	(6,316)	(365)	(30,907)	(460)
Proceeds from sale of assets	-	13	-	13
Cash on consolidation of Reliant (note 6)	-	-	193	-
Purchase of marketable securities	-	-	(3,648)	-
Proceeds from sale of marketable securities	-	-	-	454
Increase in investment in restricted cash	-	-	-	(1,912)
Other investments (note 5)	(57,102)	-	(57,102)	-

	(77,517)	(9,502)	(121,143)	(32,151)

Foreign exchange gain (loss) on foreign cash held	(986)	6	(1,230)	(13)

Increase (decrease) in cash and cash equivalents	(81,426)	(6,765)	(120,879)	169,164

Cash and cash equivalents - Beginning of period	190,163	198,959	229,616	23,030

Cash and cash equivalents - End of period	108,737	192,194	108,737	192,194

Supplementary cash flow information (note 8)

        The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the nine months ended September 30, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Common Shares					Accumulated
			Values	Values		other	Retained	Total
	Number of		assigned	assigned	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	to warrants	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options issued	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	29,800	-	29,800
balance (note 2)
Issued for cash:
Exercise of options	630	7,324	-	-	-	-	-	7,324
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options issued	-	-	11,241	-	-	-	-	11,241
Value of options exercised	-	2,736	(2,736)	-	-	-	-	-
Donations	18	639	-	-	-	-	-	639
Other comprehensive income	-	-	-	-	-	(9,480)	-	(9,480)
Loss for the period	-	-	-	-	-	-	(19,436)	(19,436)

Balance, September 30, 2007	62,303	453,322	29,303	-	649	20,320	(46,578)	457,016

                                         The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

1.	NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and holding silver-dominant mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. Other than the Pirquitas property located in the province of Jujuy in northwest Argentina on which we made a production decision in October 2006, we have not determined whether our properties contain ore reserves that are economically recoverable, and we are considered to be a development stage company.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain any necessary financing to complete the development and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to the recognition and measurement of financial instruments.  These changes that became effective January 1, 2007, were disclosed in our first quarter interim financial statements.  These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

Changes in Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity.  As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on us.  Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  With the exception of the warrants of Esperanza Silver Corporation acquired in February 2007 that are classified as held-for-trading, all of the investments have been designated as available-for-sale.  We have elected to use settlement date accounting on any regular way contracts.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530 and 3855 impacts our opening equity and deficit.  The unrealized gain on the available-for-sale securities from purchase to January 1, 2007 was $29,800,000, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.

3.	SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000, equal to an average cost of $8.08 (US$5.85) per ounce.  Our silver bullion is carried on the balance sheet at the lower of our cost or net realizable value.  The market value of the silver bullion at September 30, 2007 was $26,573,000 (2006 - $29,373,000).

4.	FINANCIAL INSTRUMENTS

Our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, value added tax recoverable, accounts payable, accrued liabilities, and foreign exchange derivatives.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Marketable securities and foreign exchange derivatives are recorded in the financial statements at fair value.

The company is exposed to currency risk from foreign currency fluctuations.  The company uses foreign exchange derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	FINANCIAL INSTRUMENTS (Cont’d)

Marketable Securities

At September 30, 2007, the Company has the following marketable securities:

			Accumulated
	Number of Shares	Cost	Unrealized Gains (losses)	Fair Value
Available For Sale Shares	(000's)	($)	($)	($)
Esperanza Silver Corporation	6,460	4,823	9,647	14,470
Minco Silver Corporation	4,845	3,126	6,031	9,157
SilverMex Resources Ltd.	2,500	300	2,450	2,750
Vista Gold Corp.	171	186	605	791
Other investments		1,545	1,587	3,132
		9,980	20,320	30,300
Held For Trading Warrants
Esperanza Silver Corporation	500	416	(247)	169

Total Marketable Securities		10,396	20,073	30,469

On January 1, 2007, the Company recognized an adjustment of $29,800,000 to opening balance of accumulated other comprehensive income pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.  The amount represents the unrealized gain on available-for-sale marketable securities held by the Company at January 1, 2007.

During the nine-month period ended September 30, 2007, the Company recognized an unrealized loss of $9,480,000 (2006 - $nil) on marketable securities designated as available-for-sale in other comprehensive income and a $247,000 (2006 - $nil) unrealized loss on marketable securities classified as held-for-trading, in the consolidated statement of loss and comprehensive loss.

Foreign Exchange Derivatives

At September 30, 2007, the Company has the following foreign exchange derivatives:

			Receive	Pay			Unrealized
			Amount	Amount		Fair	Gains
Type	Style	Expiry	(USD)	(CAD)	Cost	Value	(Losses)
Call	European	Dec/07 - Mar/08	$ 40,000	$ 41,502	$ -	$ (1,977)	$ (1,977)
Put	European	Dec/07 - Mar/08	$ 40,000	$ 43,304	$ -	$ 48	$ 48

						$ (1,929)	$ (1,929)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	FINANCIAL INSTRUMENTS (Cont’d)

In August 2007, the Company entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These option agreements are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  During the nine-month period ended September 30, 2007, the Company recorded an unrealized loss of $1,929,000 (2006 - $nil) on these instruments based on mark-to-market adjustments.

5.       OTHER INVESTMENTS

As at September 30, 2007, the Company held a total of $57,102,000 invested in Canadian asset-backed commercial paper (ABCP), of this amount, $45,850,000 had matured as at September 30, 2007 and $11,252,000 matured on October 11, 2007.  At the dates at which the Company acquired the investments, the non-bank sponsored ABCPs were rated R-1 high, the highest credit rating for commercial paper. During the month of August 2007, the ABCP market experienced liquidity issues; as a result, the Company’s ABCP investments have not yet been repaid.    These ABCP investments are classified as non-current Other Investments after being initially recorded as cash and cash equivalents.

Since mid-August 2007 the ABCP in which the Company has invested has not traded in an active market and there are currently no market quotations available. Given there is objective evidence of impairment, a write-down of $4,000,000 was recorded in the period representing the difference between the estimated fair value and the cost of investments.  As there was no market data available, we estimated the fair value of the ABCP investments by discounting the expected future cash flows according to the probability of recoverability of principal and interest. It is reasonably possible that the actual timing and amount ultimately recovered may differ materially from this estimate.

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	September 30	December 31
	2007	2006
	$	$

Mineral property costs	237,186	207,887
Construction in progress	8,664	1,829
Mining equipment and machinery	34,690	1,298
Other	2,656	1,524
	283,196	212,538
Accumulated depreciation	(858)	(552)
	282,338	211,986

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Details of mineral properties we currently hold are as follows:

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	September 30	December 31
	costs	costs	effects	2007	2006
	$	$	$	$	$

Argentina
Diablillos	5,376	3,987	-	9,363	7,292
Manantial Espejo	-	-	-	-	-
Pirquitas	56,308	15,652	11,492	83,452	81,187
Other	23	176	-	199	173
Australia
Bowdens	10,899	8,238	3,403	22,540	22,293
Other	-	238	-	238	238
Canada
Silvertip	1,818	274	-	2,092	2,072
Snowfield	125	4,806	-	4,931	1,918
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	67	-	1,301	1,295
Chile
Challacollo	2,953	4,185	384	7,522	5,956
Other	50	223	-	273	228
Mexico
Pitarrilla	13,283	30,874	1,512	45,669	32,752
San Marcial	1,250	787	269	2,306	2,319
Veta Colorada	3,976	987	15	4,978	4,815
Other	816	1,465	-	2,281	2,135
Peru
Berenguela	12,936	3,244	5,552	21,732	22,343
San Luis	-	8,825	-	8,825	1,691
United States
Candelaria	2,981	3,335	132	6,448	6,213
Maverick Springs	637	1,929	31	2,597	2,599
Shafter	2,610	3,437	744	6,791	6,720
	119,668	93,984	23,534	237,186	207,887

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.    MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation (Esperanza), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. (Reliant). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$1,500,000 of exploration expenditures in proportion to our respective interests. During March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

Under the terms of the agreement and as clarified in a letter agreement dated October 14, 2006, we and Esperanza agreed to have a Peruvian company hold the San Luis property prior to the property being placed into commercial production, with Esperanza and ourselves owning shares in proportion to our respective interests.  The parties agreed to maintain the San Luis property in Reliant and transfer Reliant’s non-San Luis related assets and liabilities to Esperanza and issue shares to the parties.  During April 2007, the non-San Luis assets and liabilities were transferred to Esperanza and Reliant shares will be issued to the parties subsequent to September 30, 2007.  As a result of the above, we started consolidating the results and financial position of Reliant on April 30, 2007.  The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:

$
Cash	193
Receivables and other current assets	31
Mineral property interest	4,648
Current liabilities	(364)
Non-controlling interest	(608)
3,900

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

7.       OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Common Shares

Shares authorized:
       Unlimited number of common shares, no par value.

(b)	Options

At September 30, 2007, the total number of options outstanding was 4,391,100 with exercise prices ranging from $9.10 to $40.62 with weighted average remaining lives of 3.7 years.  This represents 7.0% of issued and outstanding capital.

During the nine months ended September 30, 2007, a total of 565,000 stock options were granted at exercise prices ranging from $34.71 to $40.62 and with expiry dates between May 3, 2012 and September 7, 2012.  We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statement of loss was $4,531,000 (2006 - $1,312,000) in the current quarter, with an additional $211,000 (2006 - $296,000) deferred as mineral property costs.  For the nine months ended September 30, 2007, the amount charged to the statement of earnings (loss) and deficit was $10,747,000 (2006 - $2,813,000), with an additional $494,000 (2006 - $296,000) deferred as mineral property costs.

8.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$
Accounts receivable	712	(586)	778	(2,039)
Prepaid expenses and deposits	(24)	(157)	(92)	(25)
Accounts payable and current portion of ARO	(449)	721	(1,276)	824
Accrued liabilities	260	307	(58)	302
Increase in value added tax recoverable (net)	(3,266)	-	(4,686)	-

	(2,767)	285	(5,334)	(938)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

8.	SUPPLEMENTARY CASH FLOW INFORMATION (Cont’d)

Non-cash financing and investing activities were:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$
Non-cash financing activities
Shares issued for mineral properties	-	-	358	9,814
Shares acquired for mineral properties	(650)	(250)	(900)	(250)
Non-cash investing activities
Mineral properties acquired through
issuance of shares	-	-	(358)	(9,814)
Shares acquired for mineral properties	650	250	900	250

9.      RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2007, we recorded administrative, technical services and expense reimbursements of $275,000 (2006 - $258,000) from companies related by common directors or officers.  At September 30, 2007, accounts receivable included $44,000 (2006 - $32,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

10.    SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 6.  Substantially all of our losses were incurred in Canada.  Segment assets by geographic location are as follows:

						September 30, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	136,319	22,780	13,340	7,795	55,368	30,901	15,835	282,338

					December 31, 2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986